

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

October 19, 2006

<u>By Facsimile and U.S. Mail</u>

Pamela J. Keefe
Principal Financial Officer
Central Vermont Public Service Corporation
77 Grove Street
Rutland, Vermont 05701

> **Re:** **Central Vermont Public Service Corporation**
> **Form 10-K fiscal year end December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-08222**

Dear Ms. Keefe:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources

Discontinued Operations, page 30

1. You disclose that Diamond Castle obtained a 51% voting interest in Catamount
    with their initial investment of $16 million. Explain to us why you did not
    deconsolidate Catamount when CRC lost its voting interest to Diamond Castle.

Cash Flow Risk, page 34

2. Given the nature of your business, weather can significantly affect revenues and
    cash flows. Please explain to us if you engage in certain business practices that
    reduce earnings and cash flow weather volatility. For instance, in some states
    ratemaking provisions are available, others purchase weather insurance policies.

2005 Rate Order, page 52

3. Please explain if you provided for deferred taxes associated with the reversal of
    the $3.8 million regulatory liability which was applied to the 2004 over-earnings.
    In this regard, we presume that you reversed the regulatory liability to revenue,
    although this reversal represents non cash revenue. It may be helpful to see a
    listing of the journal entries used to record the entire $21.8 million impact of the
    rate order.

Notes To Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Other Current Liabilities, page 75

4. Please explain to us and disclose any individual component of miscellaneous
    accruals that exceed 5% of total current liabilities. See Regulation S-X Item 5-
    02.20.

5. We note your environmental accruals and reserves. Please explain to us whether
    or not you believe environmental remediation or similar type costs will be
    recoverable in future rates. In this regard, please summarize for us the historical
    rate actions related to this issue. Please explain if you have a current rate order
    for such costs. If so, please explain if a regulatory asset has been established. See
    SAB Topic 10(f).

Note 2 – Investments in Affiliates, page 83

6. Please explain to us and discuss the extent which you have considered Item 3-09 of Regulation S-X with respect to Vermont Yankee Nuclear Power Corporation and Vermont Electric Power Company.

Note 10. Pension and Postretirement Benefits, page 102

7. Please explain to us how you calculate your market-related value of plan assets as discussed in paragraph 30 of SFAS 87. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, it should be disclosed as an accounting policy.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Robert Babula, Review Staff Accountant (202) 551- 3339 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief